EXHIBIT NO. 11

ROTARY POWER INTERNATIONAL, INC. AND SUBSIDIARIES

COMPUTATION OF INCOME (LOSS) PER COMMON SHARE

(UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000

	Nine Months Ended
	September 30,
	2001	2000

BASIC

Shares outstanding, beginning of period	11,482,855	6,212,855

Weighted average number of shares issued	4,392,302	1,587,462

Weighted average number of common shares outstanding	15,875,157	7,800,317

Loss before extraordinary items	$(1,735,910)	$--
Net income (loss)	$1,749,563	$(1,487,131)

Loss before extraordinary items per common share	$(0.11)	$--
Net income (loss) per common share	$0.11	$(0.19)

DILUTED

Weighted average number of common and common equivalent shares outstanding as adjusted to full dilution	18,426,212	8,480,609

Loss before extraordinary items	$(1,735,910)	$--
Net income (loss)	$1,749,563	$(1,487,131)

Loss before extraordinary items per common share	$(0.09)*	$--

Net income (loss) per common share	$0.09	$(0.18)*

*  The calculations are submitted in accordance with SEC requirements, although they are not in accordance with SFAS No. 128 because they are anti-dilutive.